Sub-Item 77 D:

                 TRAVELERS SERIES FUND INC.


             Smith Barney High Income Portfolio
     Smith Barney Large Capitalization Growth Portfolio
           Smith Barney Large Cap Value Portfolio
             Smith Barney Mid Cap Core Portfolio
                  Alliance Growth Portfolio



Pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended, the fund changed its investment policies to invest, under normal conditions, at least 80% of its net assets plus the amount of borrowings for investment purposes in the types of securities suggested by its name.


          Salomon Brothers Strategic Bond Portfolio

The following changes will be made for the Salomon Brothers
Strategic Bond Portfolio ("The Strategic Bond Portfolio"):

  1. The Strategic Bond Portfolio's investment objective will be: "Total Return."
2. The Strategic Bond Portfolio's name will be changed to the: "Salomon Brothers Strategic Total Return Bond Fund."
3. The Strategic Bond Portfolio's investment approach will be modified. The Strategic Bond Portfolio will invest primarily in a globally diverse portfolio of fixed income securities. The manager will have broad discretion to allocate the Strategic Bond Portfolio' assets among the following segments of the global market for fixed income securities:

       -    U.S. Government obligations;
-    Investment and non-investment grade U.S. and Non-U.S.
corporate debt;
-    Mortgage and asset-backed securities; and
- Investment and non-investment grade sovereign debt, including issuers in emerging markets.

The Strategic Bond Portfolio will no longer limit to 50% the value of its assets that may be invested in bonds that are rated below investment grade.